February 13, 2020

Timothy S. Duncan
Chief Executive Officer and President
Talos Energy Inc.
Three Allen Center
333 Clay Street, Suite 3300
Houston, TX 77002

       Re: Talos Energy Inc.
           Information Statement on Form PREM14C
           Filed January 30, 2020
           File No. 001-38497

Dear Mr. Duncan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Statement on Form PREM14C filed January 30, 2020

The Transactions, page 20

1. Please revise to disclose the financial projections and assumptions underlying the financial projections used by Guggenheim Securities in connection with its fairness opinion.
Opinion of Guggenheim Securities, LLC
Summary of Financial Analyses, page 28

2. Please revise to disclose the data underlying the results described in each analysis prepared by Guggenheim Securities and to show how that information resulted in the multiples and/or values disclosed. For example, disclose the criteria used to select the companies and transactions for the Selected Publicly Traded Companies and Selected
 Timothy S. Duncan
Talos Energy Inc.
February 13, 2020
Page 2
      Precedent Merger and Acquisition Transaction Analyses, whether any companies and transactions that met the criteria were excluded and, if so, the rationale for such exclusion, and the trading and financial metrics for each company and precedent merger and acquisition transaction.
3. Please revise to explain in greater detail the weighted average cost of capital calculations and the range of discount rates underlying the discounted cash flow analyses on pages 32 and 35. In addition, please expand your disclosure to discuss the key assumptions used in your analyses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                             Sincerely,
FirstName LastNameTimothy S. Duncan
                                                             Division of
Corporation Finance
Comapany NameTalos Energy Inc.
                                                             Office of Energy &
Transportation
February 13, 2020 Page 2
cc:       Ramey Lane
FirstName LastName